EXHIBIT 99.1

North American Construction Group Ltd. Third Quarter Results Conference Call and Webcast Notification

ACHESON, Alberta, Oct. 10, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the Third Quarter ended September 30, 2018 on Tuesday, October 30, 2018 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Wednesday, October 31, 2018, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-866-521-4909
International: 1-647-427-2311

A replay will be available through December 1, 2018, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 3558509

The live and archived webcast can be accessed at:
http://event.on24.com/r.htm?e=1859016&s=1&k=7743A02C27BA40E96FF8FE5148777172

About the Company

North American Construction Group Ltd. (www.nacg.ca) is a premier provider of heavy construction and mining services in Canada. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Construction Group Ltd.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca

PDF available: http://resource.globenewswire.com/Resource/Download/20772f6a-8b00-4c2d-bfed-1ce7c23fcd30